Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

January 24, 2017

VIA EDGAR TRANSMISSION

Ms. Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”) File Nos.: 333-172080 and 811-22525
Tortoise North American Pipeline Fund (S000056247)

Dear Ms. White:

The purpose of this letter is to respond to the additional comment you provided on January 24, 2017 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 249 to its Registration Statement on Form N-1A (the “Registration Statement”), filed for the purpose of adding the Tortoise North American Pipeline Fund (the “Pipeline Fund”) as a series of the Trust. PEA No. 249 was filed with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N‑1A on November 18, 2016, and is scheduled to become effective on February 1, 2017.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

The Trust’s responses to your comments are as follows:

Pipeline Fund – Fees and Expenses Table

1.
The staff notes that the “Total Annual Fund Operating Expenses” as disclosed in the Fees and Expenses Table for the Pipeline Fund are 0.40%. The Pipeline Fund’s Ratio of Expenses to Average Net Assets for the fiscal year ended November 30, 2016 was 0.50%, as disclosed in the Pipeline Fund’s Financial Highlights table. Please explain why Total Annual Fund Operating Expenses for the Pipeline Fund do not equal the Ratio of Expenses to Average Net Assets.

The Trust responds supplementally that the Total Annual Fund Operating Expenses do not match the Ratio of Expenses to Average Net Assets because, effective May 17, 2016, the advisory agreement between the Trust, on behalf of the Pipeline Fund, and Tortoise Index Solutions, LLC (the “Adviser”) was amended to lower the management fee payable to Tortoise Index Solutions, LLC (the “Adviser”) from 0.70% of the average daily net assets of the Pipeline Fund to 0.40%. Accordingly, the Ratio of Expenses to Average Net Assets for the Pipeline Fund as disclosed in the Financial Highlights is 0.50% because it reflects an advisory fee of 0.70% for the period December 1, 2015 through May 16, 2016, and 0.40%  for the period May 17, 2016 through November 30, 2016.

In addition, the Trust will modify the Fees and Expenses Table for the Pipeline Fund as follows:

Shareholder Fees (fees paid directly from your investment)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees(1)	0.40%
Distribution and Service (Rule 12b-1) Fees	0.00%
Other Expenses	0.00%
Total Annual Fund Operating Expenses(1)	0.40%
(1) Total Annual Fund Operating Expenses have been restated to reflect current fees. Effective May 17, 2016, the Adviser lowered its management fee from 0.70% to 0.40%.

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (414) 765-6609.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary

cc:  Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP.